SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES
News Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: December 10, 2003	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Senior Assistant Corporate Secretary

Release: Immediate, December 10, 2003

TIM FAITHFULL APPOINTED TO CANADIAN PACIFIC RAILWAY
BOARD OF DIRECTORS

CALGARY — Tim Faithfull has been appointed to the Board of Directors of Canadian Pacific Railway. The appointment, which is effective Dec. 10, 2003, was announced by Ted Newall, Chairman of the Board.

Mr. Faithfull was most recently President and Chief Executive Officer of Shell Canada Limited, a position from which he retired in July 2003.

“Tim has held executive positions with the Shell organization on four continents. His broad international experience and business accomplishments are valuable assets for our shareholders,” Mr. Newall said.

Mr. Faithfull is a graduate of the University of Oxford and the London Business School’s Senior Executive Program. He is a member of the Board of Directors of TransAlta Corporation.

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
len_cocolicchio@cpr.ca	Tel.: (403) 319-3591
investor@cpr.ca